UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Final Amendment)
FC Banc Corp.

(Name of the Issuer)
FC Banc Corp.

(Name of Person(s) Filing Statement)
Common Shares, without par value

(Title of Class of Securities)
30243K208

(CUSIP Number of Class of Securities)
Coleman J. Clougherty
President
FC Banc Corp.
105 Washington Square
Bucyrus, Ohio 44820
(419) 562-7040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
Copy to:
E. L. Herbert, Esq.
Thomas C. Blank, Esq.
Shumaker, Loop & Kendrick, LLP
North Courthouse Square
1000 Jackson Street
Toledo, Ohio 43624-1573
419-241-9000
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$1,881,152	$222

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$222

Form or Registration No.:	Schedule 13E-3 (File No. 005-60231)

Filing Party:	FC Banc Corp.

Date Filed:	September 14, 2005

*	Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,881,152 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 64,600 common shares for $29.12 per share in cash.

**	The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,881,152 by .0001177.

     This Final Amendment to Schedule 13E-3 (this “Final Amendment”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2005 by FC Banc Corp., an Ohio corporation, as amended by the Amendment No. 1 to Schedule 13E-3 filed on November 4, 2005 and the Amendment No. 2 to Schedule 13E-3 filed on November 17, 2005. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Stock Splits (as defined below.)
     A special meeting of the shareholders of FC Banc Corp. (the “Special Meeting”) was held on December 15, 2005 to vote on a proposal to approve and adopt amendments to FC Banc Corp.’s Articles of Incorporation, as amended, whereby (a) FC Banc Corp. would effect a 1-for-500 reverse stock split of FC Banc Corp.’s common shares, no par value (the “Common Shares”) and, in lieu of issuing fractional shares to holders of less than one whole common share, shareholders holding less than 500 Common Shares immediately prior to the reverse stock split will receive cash in the amount of $29.12 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all fractional shares held by shareholders holding less than one whole Common Share after the reverse stock split into the right to receive cash in the amount of $29.12 per pre-split share, FC Banc Corp. would effect a 500-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and (b) were presented as one proposal (the “Stock Splits”).
     At the Special Meeting, FC Banc Corp.’s shareholders approved the Stock Splits, with 69% of FC Banc Corp.’s outstanding shares voting in favor of the Stock Splits. On December 21, 2005 a Certificate of Amendment to FC Banc Corp.’s Amended and Restated Articles of Incorporation was filed with the Ohio Secretary of State to effect the reverse stock split, followed immediately by the filing of a Certificate of Amendment to effect the forward stock split. Each of these Certificates of Amendment was effective upon filing.
     The Stock Splits reduce the number of FC Banc Corp.’s shareholders to below 300 and, concurrently with the filing of this Final Amendment, FC Banc Corp. is filing a Form 15 with the SEC to terminate the registration of the Common Shares and to suspend FC Banc Corp.’s reporting obligations with the SEC.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 21, 2005

FC BANC CORP.
By:	/s/ Coleman J. Clougherty
Name:	Coleman J. Clougherty
Title:	President

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